                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 5)*
                               ------------------

                           Aames Financial Corporation
--------------------------------------------------------------------------------
                                (Name of Issuer)


                         Common Shares, par value $0.001
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    00253A 2
--------------------------------------------------------------------------------
                      (CUSIP Number of Class of Securities)

                            Capital Z Management, LLC
                               54 Thompson Street
                               New York, NY 10012
                         Attention: Mr. David A. Spuria
                             Tel. No. (212) 965-0800

                                    Copy to :

                            Thomas M. Cerabino, Esq.
                            Willkie Farr & Gallagher
                               787 Seventh Avenue
                            New York, New York 10019
                                 (212) 728-8000
--------------------------------------------------------------------------------
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)


                                  July 12, 2000
--------------------------------------------------------------------------------
                          (Date of Event which Requires
                            Filing of this Schedule)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the following: [ ]

                                  SCHEDULE 13D

------------------                                            ------------------
CUSIP No. 00253A 2                                            Page 2 of 19 Pages
------------------                                            ------------------

----------- --------------------------------------------------------------------
    1       NAME OF REPORT PERSON
            S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

            Specialty Finance Partners

----------- --------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP             (a) [ ]
                                                                         (b) [X]

----------- --------------------------------------------------------------------
    3       SEC USE ONLY

----------- --------------------------------------------------------------------
    4       SOURCE OF FUNDS*

            OO

----------- --------------------------------------------------------------------
    5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT
            TO ITEMS 2(d) or 2(e)                                            [ ]

----------- --------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            Bermuda

--------------------- --------- ------------------------------------------------
                         7      SOLE VOTING POWER

                                -0-

                      --------- ------------------------------------------------
  NUMBER OF              8      SHARED VOTING POWER
   SHARES
 BENEFICIALLY                   88,241,675
OWNED BY EACH
  REPORTING           --------- ------------------------------------------------
 PERSON WITH             9      SOLE DISPOSITIVE POWER

                                -0-

                      --------- ------------------------------------------------
                         10     SHARED DISPOSITIVE POWER

                                88,241,675

----------- --------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

            88,241,675

----------- --------------------------------------------------------------------
    12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
            SHARES*                                                          [ ]

----------- --------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            92.08%

----------- --------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON*

            PN

----------- --------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
       (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION

                                  SCHEDULE 13D

------------------                                            ------------------
CUSIP No. 00253A 2                                            Page 3 of 19 Pages
------------------                                            ------------------

----------- --------------------------------------------------------------------
    1       NAME OF REPORT PERSON
            S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

            Capital Z Financial Services Fund II, L.P.
----------- --------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP             (a) [ ]
                                                                         (b) [X]

----------- --------------------------------------------------------------------
    3       SEC USE ONLY

----------- --------------------------------------------------------------------
    4       SOURCE OF FUNDS*

            OO

----------- --------------------------------------------------------------------
    5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT
            TO ITEMS 2(d) or 2(e)                                            [ ]

----------- --------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            Bermuda

--------------------- --------- ------------------------------------------------
                         7      SOLE VOTING POWER

                                -0-

                      --------- ------------------------------------------------
  NUMBER OF              8      SHARED VOTING POWER
   SHARES
 BENEFICIALLY                   88,241,675(1)
OWNED BY EACH
  REPORTING           --------- ------------------------------------------------
 PERSON WITH             9      SOLE DISPOSITIVE POWER

                                -0-

                      --------- ------------------------------------------------
                         10     SHARED DISPOSITIVE POWER

                                88,241,675(1)

----------- --------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

            88,241,675

----------- --------------------------------------------------------------------
    12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
            SHARES*                                                          [ ]

----------- --------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            92.08%

----------- --------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON*

            PN

----------- --------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

----------

(1)  Solely in its capacity as a general partner of Specialty Finance Partners.

                                  SCHEDULE 13D

------------------                                            ------------------
CUSIP No. 00253A 2                                            Page 4 of 19 Pages
------------------                                            ------------------

----------- --------------------------------------------------------------------
    1       NAME OF REPORT PERSON
            S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

            Capital Z Financial Services Private Fund II, L.P.
----------- --------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP             (a) [ ]
                                                                         (b) [X]

----------- --------------------------------------------------------------------
    3       SEC USE ONLY

----------- --------------------------------------------------------------------
    4       SOURCE OF FUNDS*

            OO

----------- --------------------------------------------------------------------
    5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT
            TO ITEMS 2(d) or 2(e)                                            [ ]

----------- --------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            Bermuda

--------------------- --------- ------------------------------------------------
                         7      SOLE VOTING POWER

                                -0-

                      --------- ------------------------------------------------
  NUMBER OF              8      SHARED VOTING POWER
   SHARES
 BENEFICIALLY                   88,241,675(2)
OWNED BY EACH
  REPORTING           --------- ------------------------------------------------
 PERSON WITH             9      SOLE DISPOSITIVE POWER

                                -0-

                      --------- ------------------------------------------------
                         10     SHARED DISPOSITIVE POWER

                                88,241,675(2)

----------- --------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

            88,241,675

----------- --------------------------------------------------------------------
    12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
            SHARES*                                                          [ ]

----------- --------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            92.08%

----------- --------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON*

            PN

----------- --------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      1(INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

----------

(2)  Solely in its capacity as a general partner of Specialty Finance Partners.

                                  SCHEDULE 13D

------------------                                            ------------------
CUSIP No. 00253A 2                                            Page 5 of 19 Pages
------------------                                            ------------------

----------- --------------------------------------------------------------------
    1       NAME OF REPORT PERSON
            S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

            Equifin Capital Partners, Ltd.
----------- --------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP             (a) [ ]
                                                                         (b) [X]

----------- --------------------------------------------------------------------
    3       SEC USE ONLY

----------- --------------------------------------------------------------------
    4       SOURCE OF FUNDS*

            OO

----------- --------------------------------------------------------------------
    5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT
            TO ITEMS 2(d) or 2(e)                                            [ ]

----------- --------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            Cayman Islands

--------------------- --------- ------------------------------------------------
                         7      SOLE VOTING POWER

                                -0-

                      --------- ------------------------------------------------
  NUMBER OF              8      SHARED VOTING POWER
   SHARES
 BENEFICIALLY                   88,241,675(3)
OWNED BY EACH
  REPORTING           --------- ------------------------------------------------
 PERSON WITH             9      SOLE DISPOSITIVE POWER

                                -0-

                      --------- ------------------------------------------------
                         10     SHARED DISPOSITIVE POWER

                                88,241,675(3)

----------- --------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

            88,241,675

----------- --------------------------------------------------------------------
    12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
            SHARES*                                                          [ ]

----------- --------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            92.08%

----------- --------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON*

            CO

----------- --------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      1(INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

----------

(3)  Solely in its capacity as a general partner of Specialty Finance Partners.

                                  SCHEDULE 13D

------------------                                            ------------------
CUSIP No. 00253A 2                                            Page 6 of 19 Pages
------------------                                            ------------------

----------- --------------------------------------------------------------------
    1       NAME OF REPORT PERSON
            S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

            Capital Z Partners, L.P.

----------- --------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP             (a) [ ]
                                                                         (b) [X]

----------- --------------------------------------------------------------------
    3       SEC USE ONLY

----------- --------------------------------------------------------------------
    4       SOURCE OF FUNDS*

            Not Applicable

----------- --------------------------------------------------------------------
    5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT
            TO ITEMS 2(d) or 2(e)                                            [ ]

----------- --------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            Bermuda

--------------------- --------- ------------------------------------------------
                         7      SOLE VOTING POWER

                                -0-

                      --------- ------------------------------------------------
  NUMBER OF              8      SHARED VOTING POWER
   SHARES
 BENEFICIALLY                   88,241,675(4)
OWNED BY EACH
  REPORTING           --------- ------------------------------------------------
 PERSON WITH             9      SOLE DISPOSITIVE POWER

                                -0-

                      --------- ------------------------------------------------
                         10     SHARED DISPOSITIVE POWER

                                88,241,675(4)

----------- --------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

            88,241,675

----------- --------------------------------------------------------------------
    12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
            SHARES*                                                          [ ]

----------- --------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            92.08%

----------- --------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON*

            PN

----------- --------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
       (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION

----------

(4) Solely in its capacity as the sole general partner of Capital Z Financial Services Fund II, L.P. and Capital Z Financial Services Private Fund II, L.P.

                                  SCHEDULE 13D

------------------                                            ------------------
CUSIP No. 00253A 2                                            Page 7 of 19 Pages
------------------                                            ------------------

----------- --------------------------------------------------------------------
    1       NAME OF REPORT PERSON
            S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

            Capital Z Partners, Ltd.
----------- --------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP             (a) [ ]
                                                                         (b) [X]

----------- --------------------------------------------------------------------
    3       SEC USE ONLY

----------- --------------------------------------------------------------------
    4       SOURCE OF FUNDS*

            Not Applicable

----------- --------------------------------------------------------------------
    5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT
            TO ITEMS 2(d) or 2(e)                                            [ ]

----------- --------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            Bermuda

--------------------- --------- ------------------------------------------------
                         7      SOLE VOTING POWER

                                -0-

                      --------- ------------------------------------------------
  NUMBER OF              8      SHARED VOTING POWER
   SHARES
 BENEFICIALLY                   88,241,675(5)
OWNED BY EACH
  REPORTING           --------- ------------------------------------------------
 PERSON WITH             9      SOLE DISPOSITIVE POWER

                                -0-

                      --------- ------------------------------------------------
                         10     SHARED DISPOSITIVE POWER

                                88,241,675(5)

----------- --------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

            88,241,675

----------- --------------------------------------------------------------------
    12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
            SHARES*                                                          [ ]

----------- --------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            92.08%

----------- --------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON*

            CO

----------- --------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
       (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION

----------

(5) Solely in its capacity as the sole general partner of Capital Z Partners, L.P., which is the sole general partner of Capital Z Financial Services Fund II, L.P. and Capital Z Financial Services Private Fund II, L.P.

                                  SCHEDULE 13D

------------------                                            ------------------
CUSIP No. 00253A 2                                            Page 8 of 19 Pages
------------------                                            ------------------

----------- --------------------------------------------------------------------
    1       NAME OF REPORT PERSON
            S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

            Capital Z Management, LLC

----------- --------------------------------------------------------------------
    2       CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP             (a) [ ]
                                                                         (b) [X]

----------- --------------------------------------------------------------------
    3       SEC USE ONLY

----------- --------------------------------------------------------------------
    4       SOURCE OF FUNDS*

            Not Applicable

----------- --------------------------------------------------------------------
    5       CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDING IS REQUIRED PURSUANT
            TO ITEMS 2(d) or 2(e)                                            [ ]

----------- --------------------------------------------------------------------
    6       CITIZENSHIP OR PLACE OF ORGANIZATION

            Delaware

--------------------- --------- ------------------------------------------------
                         7      SOLE VOTING POWER

                                250,000

                      --------- ------------------------------------------------
  NUMBER OF              8      SHARED VOTING POWER
   SHARES
 BENEFICIALLY                   -0-
OWNED BY EACH
  REPORTING           --------- ------------------------------------------------
 PERSON WITH             9      SOLE DISPOSITIVE POWER

                                250,000

                      --------- ------------------------------------------------
                         10     SHARED DISPOSITIVE POWER

                                -0-

----------- --------------------------------------------------------------------
    11      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH PERSON

            250,000

----------- --------------------------------------------------------------------
    12      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN
            SHARES*                                                          [ ]

----------- --------------------------------------------------------------------
    13      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

            .26%

----------- --------------------------------------------------------------------
    14      TYPE OF REPORTING PERSON*

            OO

----------- --------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
       (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION

     This Amendment No. 5 to Schedule 13D with respect to Aames Financial Corporation is being filed by Capital Z Financial Services Fund II, L.P., Capital Z Partners, L.P., Capital Z Partners, Ltd., Capital Z Management, LLC, Specialty Finance Partners, Capital Z Financial Services Private Fund II, L.P., and Equifin Capital Partners, Ltd. (collectively, the "Reporting Persons") to amend the Schedule 13D (the "Schedule 13D") originally filed by certain of the Reporting Persons on December 23, 1998, as amended February 19, 1999, August 11, 1999, April 12, 2000 and June 30, 2000. Capitalized terms used but not defined herein have the meanings assigned to such terms in the Schedule 13D.

Item 4. Purpose of Transaction.

     Item 4 of Schedule 13D is hereby amended by adding before the final paragraph of such item the following:

     On July 12, 2000, SFP purchased 18,023,529 shares of newly designated Series D Convertible Preferred Stock of the Company for the equivalent of $0.85 per share pursuant to the Series C Purchase Agreement. In addition, Capital Z exchanged 40,800,000 shares of Series C Convertible Preferred Stock for 40,800,000 shares of Series D Convertible Preferred Stock. In connection with such purchase, the Company issued to SFP warrants to purchase up to 5,000,000 million shares of Series D Convertible Preferred Stock at an exercise price of $0.85 per share (the "Series D Warrant"). The Series C Warrant expired upon the issuance of the Series D Warrant.

     Pursuant to the Series C Purchase Agreement, the Company amended its Certificate of Incorporation to designate shares of the Series D Preferred Stock (the "Series D Certificate of Designations"), which has identical terms and conditions to the Series C Convertible Preferred


                               Page 9 of 19 Pages

Stock, except that the Series D Convertible Preferred Stock has a stated value and a liquidation value per share of $0.85. The holders of Series D Convertible Preferred Stock have no right to elect directors of the Company.

     In connection with such purchase the Company amended the Registration Rights Agreement to include the shares of Series D Convertible Preferred Stock pursuant to the Letter Amendment to the Registration Rights Agreement, dated July 12, 2000, by and between SFP and the Company (the "Registration Rights Amendment").

     The foregoing descriptions of the Series D Certificate of Designations, the Series D Warrant and the Registration Rights Amendment are qualified in their entirety by reference to Series D Certificate of Designations, the Series D Warrant and the Registration Rights Amendment, which are attached hereto as
Exhibit 10, Exhibit 11 and Exhibit 12, respectively, and are incorporated herein by reference.

Item 5. Interest in Securities of the Issuer.

     Item 5(a) and (b) of Schedule 13D are hereby amended and restated in its entirety by substituting the following in lieu thereof:

     (a) SFP

     As a result of such transactions, SFP has the right to acquire pursuant to Rule 13d-3 of the Exchange Act, and may be deemed to be the beneficial owner of, 88,241,675 shares of Common Stock, which, based on calculations made in accordance with Rule 13d-3(d) of the Exchange Act and there being 95,823,642 shares of Common Stock outstanding (as represented by the Company to the Reporting Persons plus the 250,000 shares relating to the Warrant and 5,000,000 shares relating to the Series D Warrant), represents approximately 92.08% of the


                              Page 10 of 19 Pages
outstanding shares of Common Stock (assuming conversion of all of the shares of Preferred Stock).

CAPITAL Z

     In its capacity as a general partner of SFP, Capital Z may, pursuant to Rule 13d-3 of the Exchange Act, be deemed to be the beneficial owner of 88,241,675 shares of Common Stock, which, based on calculations made in accordance with Rule 13d-3(d) of the Exchange Act and there being 95,823,642 shares of Common Stock outstanding (as represented by the Company to the Reporting Persons plus the 250,000 shares relating to the Warrant and the 5,000,000 shares relating to the Series D Warrant), represents approximately 92.08% of the outstanding shares of Common Stock(assuming conversion of all of the shares of Preferred Stock).

CAPITAL Z PRIVATE FUND

     In its capacity as a general partner of SFP, Capital Z Private Fund may, pursuant to Rule 13d-3 of the Exchange Act, be deemed to be the beneficial owner of 88,241,675 shares of Common Stock, which, based on calculations made in accordance with Rule 13d-3(d) of the Exchange Act and there being 95,823,642 shares of Common Stock outstanding (as represented by the Company to the Reporting Persons plus the 250,000 shares relating to the Warrant and the 5,000,000 shares relating to the Series D Warrant), represents approximately 92.08% of the outstanding shares of Common Stock(assuming conversion of all of the shares of Preferred Stock).


                              Page 11 of 19 Pages

EQUIFIN

     In its capacity as a general partner of SFP, Equifin may, pursuant to Rule 13d-3 of the Exchange Act, be deemed to be the beneficial owner of 88,241,675 shares of Common Stock, which, based on calculations made in accordance with Rule 13d-3(d) of the Exchange Act and there being 95,823,642 shares of Common Stock outstanding as represented by the Company to the Reporting Persons plus the 250,000 shares relating to the Warrant and the 5,000,000 shares relating to the Series D Warrant), represents approximately 92.08% of the outstanding shares of Common Stock(assuming conversion of all of the shares of Preferred Stock).

CAP Z L.P.

     In its capacity as the sole general partner of Capital Z and Capital Z Private Fund, Cap Z L.P. may, pursuant to Rule 13d-3 of the Exchange Act, be deemed to be the beneficial owner of 88,241,675 shares of Common Stock, which, based on calculations made in accordance with Rule 13d-3(d) of the Exchange Act and there being 95,823,642 shares of Common Stock outstanding (as represented by the Company to the Reporting Persons plus the 250,000 shares relating to the Warrant and the 5,000,000 shares relating to the Series D Warrant), represents approximately 92.08% of the outstanding shares of Common Stock(assuming conversion of all of the shares of Preferred Stock).

CAP Z LTD.

     In its capacity as the sole general partner of Cap Z L.P., which is the general partner of Capital Z and Capital Z Private Fund, Cap Z Ltd. may, pursuant to Rule 13d-3 of the Exchange Act, be deemed to be the beneficial owner of 88,241,675 shares of Common Stock, which, based on calculations made in accordance with Rule 13d-3(d) of the Exchange Act and there being 95,823,642 shares of Common Stock outstanding (as represented by the Company to


                              Page 12 of 19 Pages
the Reporting Persons plus the 250,000 shares relating to the Warrant and 5,000,000 shares relating to the Series D Warrant), represents approximately 92.08% of the outstanding shares of Common Stock(assuming conversion of all of the shares of Preferred Stock).

CAP Z MANAGEMENT

     Capital Z Management may, pursuant to Rule 13d-3 of the Exchange Act, be deemed to be the beneficial owner of 250,000 shares of Common Stock, which based on calculations made in accordance with Rule 13d-3(d) of the Exchange Act and there being 95,823,642 shares of Common Stock outstanding, represents approximately .26% of the outstanding shares of Common Stock(assuming conversion of all of the shares of Preferred Stock).


                              Page 13 of 19 Pages

(b)

     SFP

          1. Sole power to vote or to direct the vote                    -0-
          2. Shared power to vote or to direct the vote               88,241,675
          3. Sole power to dispose or to direct the disposition          -0-
          4. Shared power to dispose of or to direct the disposition  88,241,675


     CAPITAL Z

          1. Sole power to vote or to direct the vote                    -0-
          2. Shared power to vote or to direct the vote               88,241,675
          3. Sole power to dispose or to direct the disposition          -0-
          4. Shared power to dispose of or to direct the disposition  88,241,675


     CAP Z PRIVATE FUND

          1. Sole power to vote or to direct the vote                    -0-
          2. Shared power to vote or to direct the vote               88,241,675
          3. Sole power to dispose or to direct the disposition          -0-
          4. Shared power to dispose of or to direct the disposition  88,241,675


     EQUIFIN

          1. Sole power to vote or to direct the vote                    -0-
          2. Shared power to vote or to direct the vote               88,241,675
          3. Sole power to dispose or to direct the disposition          -0-


                              Page 14 of 19 Pages

          4. Shared power to dispose of or to direct the disposition  88,241,675


     CAP Z L.P.

          1. Sole power to vote or to direct the vote                    -0-
          2. Shared power to vote or to direct the vote               88,241,675
          3. Sole power to dispose or to direct the disposition          -0-
          4. Shared power to dispose of or to direct the disposition  88,241,675


     CAP Z LTD.

          1. Sole power to vote or to direct the vote                    -0-
          2. Shared power to vote or to direct the vote               88,241,675
          3. Sole power to dispose or to direct the disposition          -0-
          4. Shared power to dispose of or to direct the disposition  88,241,675


CAP Z MANAGEMENT

          1. Sole power to vote or to direct the vote                   250,000
          2. Shared power to vote or to direct the vote                   -0-
          3. Sole power to dispose or to direct the disposition         250,000
          4. Shared power to dispose of or to direct the disposition      -0-


                              Page 15 of 19 Pages

Item 7. Material to be Filed as Exhibits.

Item 7 of Schedule 13D is hereby amended by inserting the following at the end thereof:

10.  Series D Convertible Preferred Stock Certificate of Designations.

11. Series D Warrant to purchase 5,000,000 shares of Series D Convertible Preferred Stock of the Company.

12. Letter Amendment to the Registration Rights Agreement, dated July 12, 2000, between SFP and the Company.


                              Page 16 of 19 Pages

                                    SIGNATURE

          After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated:  July 24, 2000

                             CAPITAL Z FINANCIAL SERVICES
                             FUND II, L.P., a Bermuda limited partnership

                             By: Capital Z Partners, L.P., its General Partner

                             By: Capital Z Partners, Ltd., its General Partner

                             By: /s/ David A. Spuria
                                 ------------------------------
                                 Name:  David A. Spuria
                                 Title: General Counsel


                             CAPITAL Z PARTNERS, L.P.,
                             a Bermuda limited partnership

                             By: Capital Z Partners, Ltd., its General Partner

                             By: /s/ David A. Spuria
                                 ------------------------------
                                 Name:  David A. Spuria
                                 Title: General Counsel


                             CAPITAL Z PARTNERS, LTD.,
                             a Bermuda corporation

                             By: /s/ David A. Spuria
                                 ------------------------------
                                 Name:  David A. Spuria
                                 Title: General Counsel


                             CAPITAL Z MANAGEMENT, LLC,
                             a Delaware limited liability company

                             By: /s/ David A. Spuria
                                 ------------------------------
                                 Name:  David A. Spuria
                                 Title: General Counsel


                              Page 17 of 19 Pages

                             SPECIALTY FINANCE PARTNERS,
                             a Bermuda general partnership

                             By: Capital Z Financial Services Fund II, L.P.,
                                 its General Partner

                             By: Capital Z Partners, L.P., its General Partner

                             By: Capital Z Partners, Ltd., its General Partner

                             By: /s/ David A. Spuria
                                 ------------------------------
                                 Name:  David A. Spuria
                                 Title: General Counsel


                             CAPITAL Z FINANCIAL SERVICES PRIVATE FUND II, L.P., a Bermuda limited partnership

                             By: Capital Z Partners, L.P., its General Partner

                             By: Capital Z Partners, Ltd., its General Partner

                             By: /s/ David A. Spuria
                                 ------------------------------
                                 Name:  David A. Spuria
                                 Title: General Counsel


                             EQUIFIN CAPITAL PARTNERS, LTD.,
                             a Cayman Islands corporation

                             By: Mani A. Sadeghi
                                 ------------------------------
                                 Name:  Mani A. Sadeghi
                                 Title: President, Chief Executive
                                        Officer and Director


                              Page 18 of 19 Pages

                                  EXHIBIT INDEX

Exhibit No.         Title
-----------         -----

99.10               Series D Convertible Preferred Stock Certificate of
                    Designations.

99.11 Series D Warrant to purchase 5,000,000 shares of Series D Convertible Convertibles Preferred Stock of the Company.

99.12 Letter Amendment to the Registration Rights Agreement, dated July 12, 2000, between SFP and the Company.


                              Page 19 of 19 Pages